Exhibit 1

Rio de Janeiro, July 29, 2016.

BOARD OF DIRECTORS OF OI S.A. - IN JUDICIAL REORGANIZATION

Rua do Lavradio, 71 Centro, Rio de Janeiro - RJ

Praia de Botafogo 300, 11th floor

Botafogo, Rio de Janeiro - RJ

Attn.:	Mr. José Mauro Mettrau Carneiro da Cunha - Chairman; Mr. Ricardo Malavazi Martins; Mr. Thomas Cornelius Azevedo Reichenheim; Mr. Rafael Luís Mora Funes; Mr. João Manuel Pisco de Castro; Mr. Luis Maria Viana Palha da Silva; Mr. André Cardoso de Menezes Navarro; Mr. Mark Grodetzky; and Mr. Marten Pieters.

With copy to:

INVESTOR RELATIONS DEPARTMENT OF OI S.A. - IN JUDICIAL REORGANIZATION

Rua Humberto de Campos, No. 425, 8th floor

Leblon, Rio de Janeiro—RJ

Attn: Mr. Flavio Nicolay Guimarães (invest@oi.net.br)

BRAZILIAN SECURITIES COMMISSION - CVM (Comissão de Valores Mobiliários)

Superintendence of Corporate Relations

Rua Sete de Setembro, 111

Centro, Rio de Janeiro - RJ

Attn.: Mr. Fernando Soares Vieira (sep@cvm.gov.br)

Re.: Request to call extraordinary general shareholders’ meeting.

To the Board Members,

1. SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTOS EM AÇÕES, registered under Taxpayer Identification Number (CNPJ/MF) 20.588.268/0001-01, represented by its manager Bridge Administradora de Recursos Ltda., Taxpayer Identification Number CNPJ/MF 11.010.779/0001-42 (“Fund” or “Shareholder”), in the capacity as holder, as of this date, of 46,770,800 common shares and 5,434,624 preferred shares issued by Oi S.A.- In Judicial Reorganization (“Oi” or “Company”), representing, respectively, 7% of common shares and 3.45% of preferred shares issued by the Company, for a total of 6.32% of the Company’s capital stock, hereby requests that the Board of Directors, in accordance with Article 123, sole paragraph, line “c” of Act No. 6,404/1976 (“Brazilian Corporation Law”) call an extraordinary general shareholders’ meeting of the Company, within eight (8) days, to be held as soon as possible, in order to deliberate the agenda provided in Section I of this request.

2. First of all, it should be noted that this request is urgent and essential to aid the process of the Company’s judicial reorganization. Without Oi reconciling with the past and being properly compensated, the judicial reorganization will travel a much more tortuous and traumatic path.

3. Moreover, and also as a preliminarily consideration, the call of the meeting is not only based on the serious facts that are narrated below, but also and primarily on new and recent developments that became public knowledge after the previous meeting deliberations and that characterize the ignorance of shareholders concerning facts that are crucial to the decision making process.

I. Agenda.

(i) Annulment of the Extraordinary General Shareholders’ Meeting (“EGM”) held on March 26, 2015. Decide on the invalidation of the extraordinary general shareholders’ meeting of Oi S.A. held on March 26, 2015, in which the terms and conditions of the Exchange Agreement and Call Option Agreement, both executed among Oi S.A., Portugal Telecom SGPS S.A. (since then renamed Pharol SGPS S.A.—“Pharol”) and others (the “Agreements”), were approved.

(ii) Liability Lawsuit for illicit acts conducted against the Company. Decide on the filing of a lawsuit and demand for arbitration against Pharol, the principal shareholders of Pharol that may have participated in injurious acts towards Oi, and its wholly-owned subsidiary, Bratel B.V. (“Bratel”), for reparation of all the damage caused to Oi S.A. due to the illicit acts perpetrated by Pharol during the payment of the shares subscribed under the Public Offering closed on May 6, 2014 (“Public Offering”), notably due to the transfer of overvalued and/or unsubstantiated assets in such payment of capital, as well as, if necessary, to request the cancellation of the Agreements.

(iii) Liability Lawsuit against the appraiser of assets contributed to capital. Decide upon the filing of a lawsuit and possible correlated measures against Banco Santander (Brasil) S.A. (“Santander”) for having contributed, significantly and decisively, through action or inaction, to the damage suffered by Oi S.A. during the subscription by Pharol of shares issued during the Public Offering, by preparing an incorrect appraisal report on the economic reality of the assets contributed to the capital of Oi S.A.;

(iv) Lawsuit against the current and former managers of Oi S.A. To decide upon the filing of a lawsuit, with a basis in Article 159 of the Brazilian Corporation Law and other applicable legal devices, whether judicial or arbitral, against, at least, without prejudice to other current or former managers that may be identified in the future: (a) Zeinal Abedin Mahomed Bava; (b) Shakhaf Wine; (c) Henrique Manuel Fusco Granadeiro; (d) Nuno Rocha dos Santos de Almeida e Vasconcellos; (e) Rafael Luis Mora Funes; (f) Luis Maria Viana Palha da Silva; (g) João Manuel Prisco de Castro; (h) Pedro Zañartu Gubert Morais Leitão; (i) Francisco Ravara Cary; and (j) Jorge Telmo Maria Freire Cardoso, due to the contribution, by commission or omission of each one to the consummation of damages caused to Oi S.A., due to the subscription by Pharol of shares issued in the Public Offering with unsubstantiated assets, adopting all means necessary for the success of this lawsuit, including possible claims for the annulment of general shareholders’ meetings.

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(v) Decide upon the authorization for the management of Oi S.A. to adopt measures necessary for the implementation of what is to be decided in relation to items “i” through “iv,” above, including the hiring of an independent top-tier auditor and other service providers to quantify accurately the damage suffered by the Company, and to identify any other stakeholders (management, former management and service providers in general) responsible for the commission of fraud against the Company.

II. Grounds for the request to call a meeting.

a. Purpose and relevance of the call; the Shareholder’s proposal for the vote.

1. The main purpose of the general shareholders’ meeting in question is to enable the Company to be compensated for the damage suffered at the time of subscription by Pharol of shares issued under the Public Offering. For this compensation to be possible, some measures should be adopted by the Company.

2. First, annulment of the general shareholders’ meeting of March 26, 2015, in which the shareholders, misled by Oi’s management, and based on incomplete information, approved the execution of the Agreements, preventing the correct, proper and full compensation for damages caused to the Company due to the payment of the Company’s capital stock by Pharol with several unsubstantiated assets, including debt securities issued by Rio Forte Investments S.A. (“Rio Forte”), a company belonging to the families that control Banco Espírito Santo, in the amount of approximately R$ 3.2 billion, which had its bankruptcy declared a few months after the contribution of the assets.

3. Second, holding Santander liable for producing an incorrect appraisal report on the economic reality of the assets contributed by Pharol to the Company’s capital and which allowed Pharol to subscribe a fairly significant number of shares of Oi without the corresponding financial consideration. The report was crucial to the consummation of the damages for which compensation is now sought.

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4. Third, holding liable those managers who (i) proposed to shareholders the hiring of Santander and the approval of the appraisal report prepared by them;1 (ii) approved and/or caused the approval of corporate acts required for the subscription of the capital increase by Pharol, even in light of notorious indicative evidence that the assets contributed to the Company’s capital stock were unsubstantiated and/or overvalued; (iii) approved and/or caused the approval of the acts necessary for the perpetuation of the damage caused, such as the execution of the Agreements; and (iv) failed to take measures in the best interests of the Company, refraining from seeking compensation for the damages caused and refraining from seeking the annulment of the acts that caused the damage by the appropriate means.

5. The Shareholder understands that the adoption of such measures is essential to the Company’s economic life for two reasons. The first one, and perhaps the most important of them, is that such measures, if successful—as they are expected to be—shall mean a significant cash inflow to the Company that, in turn, may use it for amortization and/or restructuring of its debt.

6. The second reason, whose intangible potential proves to be very important, is to demonstrate concretely to the market in general—creditors, regulatory bodies, investors, etc.—that the Company now has a new level of governance and that acts against its assets will no longer be tolerated, and that all those who try in some way to avail themselves of the Company for their own benefit will be prosecuted and held liable by the legal means.

7. For these reasons, and also for those detailed below, the Shareholder proposes that the shareholders (i) annul Oi’s extraordinary general meeting held on March 26, 2015, (ii) approve the lawsuit against the main shareholders of Pharol that have taken part in acts harmful to Oi, and against Bratel; (iii) approve the lawsuit against Santander; (iv) approve the lawsuit against the current and former management indicated in item “iv” on the agenda, without prejudice to other liable parties that may be identified; and (v) authorize management to take all actions necessary for the implementation of the will of the shareholders in relation to items “i” to “iv” of the agenda, including the appointment of an independent top-tier auditor and other service providers to accurately quantify the damage to the Company, as well as identify any other parties (managers, former managers and service providers in general) responsible for the fraudulent acts committed against the Company.

[1]	Cf. minutes of the Company’s board of directors meeting held on February 19, 2014: “The Directors examined and discussed the valuation report and asked the representatives of Banco Santander (Brasil) S.A. present at the meeting whether they, as specialists in the field, considered in preparation of the Valuation Report the legal standards pertinent to the subject matter, including the Brazilian Corporation Law and those issued by the Securities and Exchange Commission, as well as good practice in valuation procedures of such nature. The representatives of the valuer said that they have complied with all applicable provisions and that the Appraisal Report complies with applicable standards. Thus, the Directors decided by majority, recording the opposition vote by Director Antônio Cardoso dos Santos, for the reasons already stated in his vote statement submitted in the Board’s meeting of December 18, 2013, to submit to the approval of Company’s shareholders: (i) the ratification of the appointment and hiring of Banco Santander (Brasil) S.A. for the purpose of preparing the Appraisal Report on the economic value of the PT Assets, based on Article 8 of the Brazilian Corporation Law; (ii) the Appraisal Report on the PT Assets; and (iii) the proposed value of the PT Assets, for purposes of their contribution to pay in shares to be issued by Oi, at €1,750,000,000.00 (one billion, seven hundred fifty thousand Euros).”

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8. The Shareholder emphasizes that the command of the CVM’s decision, contained in Official Letter No. 84/2015/CVM/SEP/GEA-2, which vetoed Pharol’s voting right and authorized the voting right of preferred shareholders regarding the Agreements, which occurred on 03.26.2015, should be applied to the resolution concerning item “i” on the agenda. Thus, if now the resolution on the annulment of that meeting is being proposed, the same treatment should be guaranteed to those actors; that is, Pharol (Bratel) shall not be allowed to vote and the preferred shareholders shall be authorized to vote.

b. Fraud in the payment of the capital by Pharol in the Public Offering.

9. As stated above, the unlawful acts committed by Pharol in the Public Offering are divided into two acts. The first is that part of the assets contributed to the Company’s capital stock by Pharol, namely the Rio Forte securities, were unsubstantiated. That is, they had no real value, given the imminent and concrete situation of insolvency of Rio Forte.

10. The unsubstantiated nature of such assets was (or at least should be) known by Pharol and its managers (who were in part also Oi’s managers) at the time of valuation of its assets for contribution to the capital of the Company and at the time of effective payment of the increase.

11. The second unlawful act is the currently known and clear overvaluation of the remaining assets that were used by Pharol to subscribe the capital increase at Oi. The overvaluation, reviewed and adjusted in the quarterly financial statements for the second semester of 2014, shows that Pharol subscribed shares whose issuance price was R$5.7 billion by a negative amount of approximately R$8 billion, according to a calculation explained below and that should be certified by an independent top-tier auditing firm.

12. That is, Pharol subscribed shares that would give it control over Oi (as they indeed have until the implementation of the limitation of voting right in the Company’s by-laws) without paying a penny for them. Instead, it transferred almost R$10 billion in debts to the Company. These debts today have to be addressed in the context of the judicial reorganization.

13.	Next, we address in detail each of those unlawful acts.

i. First act: the unsubstantiated nature of the Rio Forte securities.

14. As already mentioned, in the Public Offering, closed on May 6, 2014, Pharol subscribed approximately 1,050,000,000 common shares and 1,700,000,000 preferred shares of Oi, at the “price” of R$ 5.7 billion.2 The payment of the total value of these shares was made through contribution of assets and especially liabilities (at its balance) held by Pharol to Oi’s capital stock. These assets, as mentioned before, were appraised in the report prepared by Santander.3

[2]	Cf. Material Fact disclosed by Oi on 04.29.2014.
[3]	Cf. Valuation Report available on Oi’s website on 02.21.2014, available on the company’s website.

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15. According to the appraisal report by Santander, the assets were worth, at the time, approximately R$27,991,000,000.00, while the liabilities, net of cash that would be transferred to Oi, amounted to approximately R$22,421,000,000.00.4 Considering other accounting adjustments, there was a supposed positive difference of R$5.7 billion, which was the price attributed to shares subscribed by Pharol in the capital increase.5

16. However, less than two months after the closing of the Public Offering, on July 2, 2014, Oi disclosed a Material Fact informing its shareholders and the market in general that it became aware, by means of a statement released by Pharol, that part of the assets, amounting to €897 million, equivalent to R$3 billion at the time, consisted of financial investments in bonds issued by Rio Forte.

17. Rio Forte was a company located in a tax haven (Luxembourg) belonging to the Portuguese group Espírito Santo, which at the time of the Public Offering was already about to face very serious insolvency proceedings. Soon after the Public Offering, Rio Forte defaulted the bonds and a few months later had its bankruptcy declared by the judicial authority of Luxembourg (bankruptcy proceedings No. 2014/679—RCSL Number:B 134 741).6 Based on facts known today, Pharol was fully aware of the serious situation in which Rio Forte was and yet decided to make the investment and contribute it as an “asset” to Oi’s capital stock.

18. Only because of Rio Forte’s bonds, not reported to Oi’s shareholders that subscribed to the capital increase, that the assets of Pharol used for payment of Oi’s shares, initially valued at R$ 5.7 billion, suffered less than two months after the closing of the Public Offering, a decrease of value—undisputed—of 53% corresponding to approximately R$3 billion,7 considering only the face value of the bonds.

4Cf. Santander’s Valuation Report (p. 7): the assets were EUR 8,579 billion and liabilities were EUR 6,872 billion. The figures were converted to Real based on the conversion rate used in the report itself, of 3.2628. Santander’s Valuation Report concluded that the assets of Pharol were worth between R$5.3 billion and R$5.9 billion using the discounted cash flow method.

5In Oi S.A.’s EGM held on March 27, 2014, the value of Pharol’s assets of €1,750,000,000.00—a value that was within the range of values indicated in Santander’s Valuation Report—was approved as proposed by the company’s management.

6Cf. PriceWaterhouseCoopers’ Report made available by the company by Notice to the Market on January 9, 2015.

7Amount to be determined and calculated in the proceedings that the Shareholder proposes to file against Pharol.

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19. In that same Material Fact dated July 2, 2014, Oi’s management informed its shareholders and the market that it would not have been aware that Rio Forte’s bonds were among the assets contributed to the Company’s capital by Pharol.

20. The claim is implausible. Rio Forte’s capital was 100% held by the infamous Espírito Santo Group which, in turn, participated in the control of Pharol.

21. Additionally, on the date of contribution of the assets to the capital, Oi and Pharol had exactly the same CEO, Mr. Zeinal Bava. And another member of Oi’s Board of Directors, Mr. Shakhaf Wine, was CEO and Chairman of the Board of Directors of Portugal Telecom Brasil S.A., and also held the highest management positions in several other companies of the Portugal Telecom Group.

22. As proven by the facts disclosed recently, all those involved in the transaction for payment of Oi’s capital increase through contribution of Pharol’s assets were aware or should have been aware that Rio Forte’s bonds were part of such assets.

23. The only parties who did not have access to such information, having been misled by Pharol and Santander, were Oi’s shareholders. Note that the investment by Pharol in Rio Forte’s “worthless” bonds was neither in the financial statements disclosed by Pharol nor in the valuation report prepared by Santander, nor in the prospectus of the Public Offering.

24. Faced with the embezzlement of its capital stock in the recognized amount of R$3 billion, Oi, then co-controlled by Pharol, opted, instead of commencing litigation measures—and instead of conducting a minimum analysis of the value of other assets contributed by Pharol—to enter into an exchange agreement, whereby Pharol would deliver to two wholly-owned subsidiaries of Oi (that became subsidiaries in the payment of the capital increase, namely PT Portugal SGPS S.A. and Portugal Telecom International Finance B.V.) approximately 474 million OIBR3 shares and 949 million OIBR4 shares and, in return, Oi would return to Pharol the “worthless” Rio Forte bonds. At the same time, these same subsidiaries granted to Pharol an absurd option to purchase the exchanged shares.

25. That Option Agreement has a six-year term with annual maturities. In the first maturity date, as the market price was well below the price stipulated in the contract, Pharol did not exercise the option and thus Oi did not receive any money in return for the shares issued in the Public Offering and that were returned to Oi by Pharol, remaining without any use and/or value in its treasury. That is, the contracts do not meet the desirable purpose of compensation to Oi for the fraud led—and confessed—by Pharol.

26. Although the terms and conditions of the Exchange Agreement and of the Option Agreement have been approved by shareholders at Oi’s extraordinary general meeting held on March 26, 2015, events that occurred after the meeting show that the shareholders did not have the information necessary to decide in a conscious and properly informed manner.

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ii. Second act: the overvaluation of Pharol’s assets.

27. In addition to the embezzlement generated by Rio Forte’s unsubstantiated bonds, the part of the assets related to telecommunications operation developed by Oi in Portugal, which was part of the assets, was sold to Altice S.A. (“Altice”), on December 9, 2015.

28. In that sale Oi recorded a new substantial loss, in the amount of approximately R$4 billion, as recorded in its financial statements and other documents submitted to the Brazilian and American securities markets. Because of this recognized loss, Oi requested to the National Telecommunications Agency—ANATEL authorization to reduce its capital stock in the amount corresponding to the loss.8

29. The seventy-five percent (75%) interest in the capital stock of Africatel GmbH & Co KG, a holding company which owns significant interest in telecom companies in Africa, including twenty five percent (25%) interest in the capital stock of Unitel S.A., a telecom company of Angola, was also part of the assets contributed.9

30. As came to light only after the completion of the Public Offering—such information was not included in the Prospectus of the capital increase or in the valuation report of Banco Santander—the interest in Africatel and Unitel contributed to Oi’s capital stock is pervaded by serious disputes with other shareholders, which may dramatically reduce the value of these assets for the company.10

31. Briefly, Unitel’s concession agreement expired in 2012 and was not renewed. In addition, PT Ventures (wholly-owned subsidiary of Africatel) has not received any dividend distribution of Unitel since 2012. In 2014, PT Ventures had its right to vote in the Unitel general shareholders’ meeting suspended, having failed to even elect one of the Directors to which it is supposedly entitled.11

32. In addition, there is an ongoing arbitration procedure that can compel Oi to sell its interest in Unitel for significantly lower value than that released on its balance sheets during the payment of the capital increase.

8Cf. bears Analysis No 125/2015-GCRZ, Reporter Rodrigo Zerbone, of July 10, 2015, available on: http://www.anatel.£oy-br/Portal/verificaDocumentosdocumento.asp?numeroPublicacao=332142&assuntoPublicacao=An%E1lise%20n%BA%20125/2015%20- %20RZ&caminhoRel=null&filtro=1&documentoPath=332142.pdf.

9Cf. Oi’s Reference Form available on the company’s website.

10Not to mention that the agreement recently disclosed to the market through the press release dated 06.16.2016, solves the litigious situation that thunders against the value of those interests. The agreement, which, it seems, was unfavorable to the company, only resolved a dispute, but all the others are still in progress.

11The same 2015 Reference Form is available on the company’s website.

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33.	The last reference form presented by Oi reads as follows:

“If a final decision is rendered by the arbitration in favor of the court of the other Unitel shareholders, PT Ventures may be forced to sell its interest in Unitel at a significantly lower price than the amount that the Company recorded in its financial statements with respect to the indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances could cause a relevant adverse effect on the Company’s financial situation and results.”

34. As mentioned, Unitel’s license for the provision of telecommunication services in Angola has been expired since 2012, and we cannot ensure that it will be renewed. In this sense, Oi’s 2015 Reference Form states the following:

“Unitel’s license to provide mobile telecommunication services in Angola expired in April 2012. The Company cannot provide any guarantee on the terms in which the Angolan Institute of Communications will grant a renewal of this concession. Failure to obtain the renewal of this concession may have a material adverse effect on the ability of Unitel to continue to provide mobile telecommunication services in Angola, which could have a relevant adverse effect on the financial condition and results of Unitel and the Company’s investment amount in this company.”

35. In other words, only after the completion of the capital increase was it found that most of the assets contributed by Pharol has no value and the rest was worth much less than estimated.

36. Add to this the accounting allocation of the price paid for the assets of Pharol in the interim financial statements of 2014,12 it was found that the mere accounting allocation of the purchase price, adjusted to fair value on May 5, 2014, would be negative by approximately R$2.8 billion. That is, even before the events occurring after the capital increase, which call into question the actual value of the assets contributed by Pharol, the fair value of these assets was valued at approximately negative R$2.8 billion and not positive R$5.7 billion, as contained in the valuation report.

37. Considering that the Pharol assets were used for payment of an issuance of R$5.7 billion, we have the goodwill on May 5, 2014 on the value of assets that was no less than approximately R$10,500,000,000.00 (ten billion five hundred million Reais):13

12Available on Oi’s website: file:///C:/Users/rcp/DownIoads/Oi ITR 2T14 nort.pdf.

13Pg. 66 ITR for the 2nd quarter of 2014: file:///C:/Users/rcp/Downloads/Oi ITR 2T14 port.pdf.

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Below is the full purchase price, as well as the determination of goodwill on the acquisition of the assets and liabilities of PT Portugal:
In millions of Brazilian Reais (R$)
Equity instruments	5,710
Fair value of interest previously held by the Company in Portugal Telecom	571
Non-controlling shareholders’ interest	1,478
Less: Fair value of assets acquired and liabilities	(2,816)

Goodwill on May 5, 2014	10,575

38. On the other hand, liabilities transferred in capitalization are concrete and exponentially increased the indebtedness of Oi in the very short term. According to Oi’s financial statements for the period ended March 31, 2014, its gross debt was approximately R$36 billion. On 30 September 2014, i.e., just six months later, it passes to approximately R$60 billion;14

39. Therefore, to the extent that the assets contributed by Pharol envisaged a supposed difference between assets and liabilities, and to the extent that the assets due to fraud, were unsubstantiated and/or were overvalued, the payment operation represented, in fact, the assumption by Oi of at least R$8 billion in liabilities of Pharol.

40. In contrast to the assumption of such R$8 billion in liabilities, Oi delivered to Pharol approximately 32% of its capital stock, divided into approximately 1,045,000,000 common shares and 1,720,000,000 preferred shares.

41. Considering the interest that Pharol already had in Oi prior to payment of the Pharol assets, the full participation of that, after the capital increase, would be approximately 40% of the total capital of Oi.15

42. It is noteworthy that this billion dollar-debt is also incorporated into the assets of Oi, which had to disclose to the market a very serious financial situation and seek reorganization.

43. Oi and its shareholders cannot accept that the consequences of unlawful acts, performed by Pharol through acts and omissions of its officers, are perpetuated in their heritage. The compensation of such damage should be sought, urgently and rigorously, in the face of all those who are responsible for them.

14Source: Oi’s Financial Statements. In 2014, the Liabilities Held for Sale line concerning the operations of Portugal in negotiation with Altice was also added. In its initial application of the Reorganization suit, distributed on June 20, 2016, Oi S.A. informed that its current liabilities are R$65,382,611,780.34.

15Portugal Telecom’s Annual Report for the first semester of 2014, p. 3.

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ii. The new facts come to light: opening survey by the CVM, CPI testimony in the Portuguese parliament and condemnation of Mr. Ricardo Salgado.

44. It should be added to the facts already disclosed that certain new facts show that the Pharol acted intentionally to defraud the assets of Oi. Without prejudice to other malicious acts, including those that are currently the subject of police investigations and criminal actions pending in Brazil and Portugal, we can list the following facts:

(i) The opening of administrative investigations nn. 19957.004415/2016- 57 and 19957.004416/2016-00 respectively for determining (i) “any breach of fiduciary duties related to the corporate restructuring of the company, published by Material Facts dated 10.02.2013, and its amendments” and (ii) “irregularities related to the Global Public Offering of Oi S.A. registered with the CVM on February 19, 2014, including with respect to the valuation of assets”;

(ii) Condemnation by the Portuguese Central Bank, in June, 2016,16 Ricardo Salgado, former president of Banco Espírito Santo, Pharol’s shareholder at the time of payment of the capital increase, the maximum penalty allowed at the time of the offenses, €4,000,000.00 (four million Euros) and the prohibition from engaging in any financial activity for ten years. The condemnation, among other irregularities, identified that Salgado, considered the mastermind of the crimes, conducted the fraudulent transfer of liabilities to other entities, causing damage to others, while sending more than €2 billion (two billion Euros) to the personal account of his wife and daughters. According to a Press Release issued by the Attorney-General Office of the Republic of Portugal on July 25, 2015, Salgado was also accused by the Prosecution Office for “facts likely to constitute the crime of aggravated fraud, falsification of documents, computer forgery, money laundering, qualified tax fraud and corruption in the private sector”;

(iii) Testimony provided by Ricardo Salgado before the Central Court of Criminal Investigation,17 in that it ordered two transfers of €18.5 million to Zeinal Bava, who chaired Oi and Pharol, held in 2010 and 2011 from an account of Espírito Santo (ES) Enterprises—the company without activity and without its own revenues, classified by the Portuguese authorities as the ‘blue bag’ of Espírito Santo Group, intended, according to the statement, to “captivate” Zeinal Bava;

16 https://www.publico.pt/.economia/noticia/banco-de-portugal-multa-ricardo-salgado-em-quatro-miIhoes-de-euros-1734049.

17 http://observador.pt/2016/06/07/saco-azul-do-ges-ricardo-salgado-ordenou-transferencias-de-185-milhoes-para-zeinal-bava/.

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(iv) Information in the press release that under the Lava-Jato investigation letters rogatory were sent to Portugal and the Attorney-General Office of the Republic of Portugal that opened the formal investigation into the deal between Oi and Pharol, analyzing the payment of bribes up to €200 million. According to this public information, “the negotiation then held by Portugal Telecom was one of the largest ever in Portugal involving powerful personalities of both countries: Ricardo Salgado (though accused in BES cases and ‘Monte Branco’) and Nuno Vasconcellos and Rafael Mora (of Ongoing, which collapsed) by the side of PT’s shareholders; managers Zeinal Bava and Henrique Grenadier (both sued by Pharol, successor of PT); José Maria Ricciardi (who in an interview in this edition distances himself from suspicion and admits that ‘Lava-Jato’ has consequences in Portugal) by financial advisor BESI; in addition to José Sócrates himself (investigated in “Operation Marquês’)”;18

(v) News19 reporting on the work of the Parliamentary Inquiry Committee of Banco Espírito Santo, brought by the Portuguese parliament in which witnesses claim that Zeinal Bava met several times with Amilcar Moraes Pires, main financial officer of Banco do Espírito Santo. Also according to the CPI data, Amilcar Moraes Pires participated in the meetings that decided the investments of Pharol in Rio Forte and shared information with Zeinal Bava, since both made up the committee that supervised the merger between Oi and Pharol;

(vi) Information that Ricardo Salgado revealed to the Prosecution Office of Portugal that he paid approximately €8 million to Zeinal Bava as a “management prize” after the completion of payment of operating capital of Oi with unsubstantiated assets of Pharol.20

45. The facts that came to light just by shedding light (and continuing to shed light) on the absolute lack of information of the Oi’s shareholders that, in the past, adopted blindly—because of the withholding of information by Pharol—the payment of the increase of capital based on the valuation report of Pharol assets, as well as harmful and absurd Agreements.

46. Even after identifying a confessed fraud in the valuation report of Pharol assets that totaled the amount of BRL 3 billion Reais, the management of Oi, even before the absolute loss of the report’s credibility, took obvious measures to establish the real value of all other assets comprising the assets conferred to its capital.

18 http://expresso.sapo.pt/sociedacie/2016-04-03-justica-investiga-compra-da-Oi-pela-PT.

19 http://economico.sapo.pt/noticias/granadeiro-zeinal-e-salgado-sabiam-dos-irivestimentos-da-pt-no-ges_216173.html.

20 http://zap.aeiou.pt/salgado-revela-que-zeinal-bava-recebeu-8-milhoes-saco-azuI-panama-111197.

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47. In other words, in establishing a report that attributed to assets and liabilities a positive difference of R$5.7 billion having known of the defrauded assets of R$3 billion, the management of Oi S.A. was required, under duties imposed by law, (i) to conduct a new appraisal report of all assets, submitting the new report to the general meeting; (ii) to hire an audit of the acts to evaluate the contributed assets to identify the depth and extent of the damage to Oi; and (iii) to pursue the repair of such damage by its officers and/or seek the annulment of unlawful acts arising to them.

48. This, also, was the understanding of the Superintendence of Corporate Relations of the CVM, which stated in the opinion that “there would be a number of indications, in his opinion, that the Agreement would have been structured for the benefit of PT SGPS [Pharol]”, because it exempts “PTSGPS [Pharol] from its responsibility the capital contributions of assets with latent defects, pursuant to Article 10 of Law No. 6404, 1976” and, inexplicably, “would keep the ‘integrity’ of the valuation report of assets paid into Oi”.

49. Also, according to the SEP, “the valuation report of the assets contributed to the Company’s capital could be questioned by the fact that one of the assets (potentially one of the most significant and net) had its characteristics evaluated incorrectly.” This difference in assessment “could be greater than the face value of the bonds when analyzed separately and simple reversal of the operation in relation to the bonds may be an inadequate measure” to make good damage caused to Oi.

50. Add to all this the facts that will certainly come to light because of all inquiries, proceedings and suits brought to ascertain Pharol’s fraud in the payment of the capital increase, which in a few months, caused Oi to acquire billionaire liabilities and lose market value. It is incontrovertible that since, the payment of the capital increase, the market value of Oi’s shares have dropped more than 90%, while its debt has increased substantially:21

21 Source: Bloomberg.

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51. For the above mentioned reasons, the shareholders have the right to decide on the calculation of any responsibility of those who, by their action and inaction, gave rise to the fraud perpetrated and the astronomical damage to the Company.

iii. The compensation necessary for a successful reorganization.

52. It is indisputable that Oi’s fragile financial situation stems from the acts committed by Pharol and its managers. The above public facts do not allow another interpretation. It was the Pharol who led Oi to the level of debt that it has today and, therefore, to the reorganization.

53. Oi’s reorganization without the contribution of the amounts deducted by Pharol would be unfair to creditors, shareholders, regulators and other stakeholders in the telecommunication market, and is inexplicable from the point of view of the duties of managers who should lead it to a new state of solvency.

54. It is therefore essential that Oi immediately seek repair of the notorious and great damages perpetrated by Pharol. Oi’s omission sets a Kafkaesque tranquility framework causing its financial decline, while the Company, its shareholders and creditors suffer the herculean attempt to uplift it.

55. Oi requires a reorganization and this reorganization needs to repair the damage caused by Pharol’s fraudulent capital contribution. One cannot live without the other.

c. Conclusion.

56. On those grounds, the Shareholder, represented herein by its manager, requires the call of an extraordinary general shareholders’ meeting of Oi with the agenda indicated in this call, within eight (8) days as from receipt thereof, to be held as soon as possible, otherwise such a meeting shall be convened directly by the Shareholder, in accordance with Article 123, sole paragraph “c”, of the Brazilian Corporation Law.

Yours sincerely,

SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES

Herein represented by its manager

Bridge Administradora de Recursos Ltda.

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